Filed by Dragoneer Growth Opportunities Corp. II
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Dragoneer Growth Opportunities Corp. II
Commission File No. 001-39709

Date: November 8, 2021

Cvent Announces Financial Results for Third Quarter 2021

Revenue of $134.1 Million Grows 13.1% Year-Over-Year

Tysons, VA (November 8, 2021) — Cvent, a market-leading meetings, events, and hospitality technology provider, today announced financial results for the third quarter ended September 30, 2021.

“The digitization of the meetings and events industry that was accelerated by the pandemic has fueled a massive shift in how organizations manage and market their events,” said Reggie Aggarwal, Cvent CEO & Founder. “We have invested heavily over the past 18 months to deliver an integrated live marketing and engagement platform that can be used for nearly any type of event and any delivery mode – whether it’s in-person, virtual, or hybrid. As a result of our investments, we continue to attract new organizations to our platform and expand usage within our current customer base. As we move towards a post pandemic world, we will continue to invest in our people, products, and services and to capture our disproportionate share of this expanding market opportunity.”

Third Quarter 2021 Financial Highlights:

Revenue

•	Total revenue was $134.1 million, an increase of 13.1% from the comparable period in 2020, and $4.7 million, or 3.6%, higher than our guidance.

•	Event Cloud revenue was $92.5 million, an increase of 27.2% from the comparable period in 2020.

•	Hospitality Cloud revenue was $41.6 million, down 9.2% from the comparable period in 2020.

Net Loss and Adjusted EBITDA

•	Net loss was $26.1 million compared to $14.4 million in the comparable period in 2020.

•	Adjusted EBITDA was $23.4 million, representing an adjusted EBITDA margin of 17.5%, compared to $36.2 million, or an adjusted EBITDA margin of 30.5% in the comparable period in 2020.

Cash, Cash Equivalents and Short-Term Investments

•	Cash, cash equivalents and short-term investments at the end of the quarter totaled $118.1 million, compared to $65.3 million as of December 31, 2020.

Business and Operating Highlights:

•

In July, Dragoneer Growth Opportunities Corp. II (Nasdaq: DGNS) (“Dragoneer”), a special purpose acquisition company, announced their entry into a definitive business combination agreement (the “Merger Agreement”) with Cvent. The merger is still expected to close in the fourth quarter of 2021. Upon closing, the combined company will operate as Cvent Holding Corp., and is expected to trade under the ticker symbol “CVT.” The transaction values Cvent at an initial enterprise value of $5.3 billion. The transaction will provide Cvent with $801 million in cash (assuming no redemptions of Dragoneer shares are effected), which will enable the company to accelerate product innovation, increase research and development, reduce debt, and expand go-to market activities to capitalize on its leading position in the $30 billion market for in-person, virtual, and hybrid events.

•

In August, the Cvent Attendee Hub® - Cvent’s live engagement platform for virtual, in-person, and hybrid events - was selected as the winner of the “Event Management Innovation” award in the fourth annual MarTech Breakthrough Awards. The awards program is conducted by MarTech Breakthrough, a leading market intelligence organization that recognizes the top companies, technologies and products in the global marketing, sales, and advertising technology industry today. With more than 2,850 nominations from 17 countries around the world, the win puts Cvent in distinguished company with other market-leading brands including Nielsen, Adobe, and Mailchimp, among others.

•

Cvent held its annual Cvent CONNECT® customer conference in August, hosting it for the first time as a hybrid event. In bringing together a live in-person audience in Las Vegas and thousands more from around the world online, attendees were able to experience the power of the Cvent platform first-hand. During the conference, the company introduced several new products and enhancements, including the launch of Cvent Studio, a solution built for virtual event production. Cvent Studio delivers powerful video production capabilities to help organizations create broadcast-quality content for virtual audiences.

Business Outlook

Based on information as of today, November 8, 2021, the Company is issuing the following financial guidance.

Fourth Quarter 2021:

•

Revenue is expected to be in the range of $139.9 million to $141.1 million, representing 21.7% year-over-year growth at the mid-point, which is up from our previous guidance of $138.7 million and 20.1% year-over-year growth.

•	Adjusted EBITDA is expected to be in the range of $21.8 million to $22.7 million, or 15.9% of revenue at the mid- point.

Full Year 2021:

•

Revenue is expected to be in the range of $514.1 million to $515.3 million, representing 3.2% year-over-year growth at the mid-point, which is up from our previous guidance of $507.4 million and 1.7% year-over-year growth.

•	Adjusted EBITDA is expected to be in the range of $92.7 million to $93.6 million, or 18.1% of revenue at the mid- point, and is up from our previous guidance of $90.0 million and 17.7% of revenue.

The Company has not reconciled the Adjusted EBITDA forward-looking guidance included in this press release to the most directly comparable GAAP measure because certain items are out of the Company’s control or cannot reasonably be predicted, as the items are uncertain, depend on various factors, and could have a material impact on GAAP reported results for the guidance period. Accordingly, a reconciliation of forward-looking Adjusted EBITDA is not available without unreasonable effort.

Conference Call Information

Cvent’s management team will hold a conference call to discuss our third-quarter results today, November 8, 2021 at 6:00 p.m. ET. The conference call can be accessed by dialing 877-705-6003 from the United States and Canada or 201- 493-6725 internationally with conference ID 13724885. A live webcast and replay of the conference call can be accessed from www.dragoneergrowth.com/dgns/. A replay of the call will also be available at www.dragoneergrowth.com/dgns/ after the conclusion of the conference call.

About Cvent

Cvent is a leading meetings, events, and hospitality technology provider with more than 4,000 employees and 200,000 users worldwide. Founded in 1999, the company delivers a comprehensive event marketing and management platform and offers a global marketplace where event professionals collaborate with venues to create engaging, impactful experiences. Cvent is headquartered in Tysons, Virginia, just outside of Washington D.C., and has additional offices around the world to support its growing global customer base. The comprehensive Cvent event marketing and management platform offers software solutions to event organizers and marketers for online event registration, venue selection, event marketing and management, virtual and onsite solutions, and attendee engagement. Cvent’s suite of products automate and simplify the entire event management process and maximize the impact of in-person, virtual, and hybrid events. Hotels and venues use Cvent’s supplier and venue solutions to win more group and corporate travel business through Cvent’s sourcing platforms. Cvent solutions optimize the entire event management value chain and have enabled clients around the world to manage millions of meetings and events. For more information, please visit Cvent.com, or connect with us on Facebook, Twitter or LinkedIn.

Non-GAAP Financial Measures

In this earnings press release and conference call, we use and discuss the following non-GAAP financial measures: Non- GAAP Gross Profit, Non-GAAP Sales & Marketing Expenses, Non-GAAP Research & Development Expenses, Non-GAAP General & Administrative Expenses and Adjusted EBITDA.

We believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Cvent’s financial condition and results of operations. We use these non-GAAP measures for financial, operational and budgetary decision-making purposes, and to compare our performance to that of prior periods for trend analyses. We believe that these non-GAAP financial measures provide useful information regarding past financial performance and future prospects, and permit us to more thoroughly analyze key financial metrics used to make operational decisions. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

We do not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures, which are included in this press release, and not to rely on any single financial measure to evaluate our business

Cvent excludes one or more of the following items from these non-GAAP financial measures:

Interest expense. Cvent excludes this expense from its non-GAAP financial measures primarily because it is not considered a part of ongoing operating results when assessing the performance of our business, and Cvent believes that doing so facilitates comparisons to its historical operating results and to the results of other companies in our industry. This adjustment is reflected in Adjusted EBITDA.

Other income, net. Cvent excludes this item, which is comprised primarily of foreign exchange gains/(losses) and state tax settlements, from its non-GAAP financial measures primarily because it is not considered a part of ongoing operating results when assessing the performance of our business, and Cvent believes that doing so facilitates comparisons to its historical operating results and to the results of other companies in our industry. This adjustment is reflected in Adjusted EBITDA.

Provision for income taxes. Cvent excludes this item from its non-GAAP financial measures primarily because it is not considered a part of ongoing operating results when assessing the performance of our business, and Cvent believes that doing so facilitates comparisons to its historical operating results and to the results of other companies in our industry. This adjustment is reflected in Adjusted EBITDA.

Amortization of deferred financing costs and debt discount. Cvent excludes this expense primarily because it is not considered a part of ongoing operating results when assessing the performance of our business, and Cvent believes that doing so facilitates comparisons to its historical operating results and to the results of other companies in our industry. This adjustment is reflected in Adjusted EBITDA.

Intangible asset amortization. Cvent excludes this expense primarily because it is not considered a part of ongoing operating results when assessing the performance of our business, and Cvent believes that doing so facilitates comparisons to its historical operating results and to the results of other companies in our industry. This adjustment is reflected in Non-GAAP Gross Profit and Adjusted EBITDA.

Amortization of software development costs. Cvent excludes this expense primarily because it is not considered a part of ongoing operating results when assessing the performance of our business, and Cvent believes that doing so facilitates comparisons to its historical operating results and to the results of other companies in our industry. This adjustment is reflected in Non-GAAP Gross Profit and Adjusted EBITDA.

Stock-based compensation expense. Cvent excludes this expense primarily because it is not considered a part of ongoing operating results when assessing the performance of our business, and Cvent believes that doing so facilitates comparisons to its historical operating results and to the results of other companies in our industry. This adjustment is reflected in Non-GAAP Gross Profit, Non-GAAP Sales & Marketing Expenses, Non-GAAP Research & Development Expenses, Non-GAAP General & Administrative Expenses and Adjusted EBITDA.

Cost related to acquisitions. Cost related to acquisitions is comprised of the value of contingent payments included in compensation expense which relate to the potential cash payment to certain employees of acquired companies whose right to receive such payment is forfeited if they terminate their employment prior to the required service period. As the contingent payments are subject to continued employment, GAAP requires that these payments be accounted for as compensation expense and such expense is subject to revaluation. Additionally, cost related to acquisitions includes expenses related to performing due diligence, valuation, earnouts or other acquisition-related activities. Cvent excludes these expenses primarily because they are not considered a part of ongoing operating results when assessing the performance of our business, and Cvent believes that doing so facilitates comparisons to its historical operating results and to the results of other companies in our industry. This adjustment is reflected in Non-GAAP Gross Profit, Non-GAAP Sales & Marketing Expenses, Non-GAAP Research & Development Expenses, Non-GAAP General & Administrative Expenses and Adjusted EBITDA.

Loss on divestitures. Cvent excludes this expense, which is comprised of the loss on the divestiture of Kapow Events in June 2020, primarily because it is not considered a part of ongoing operating results when assessing the performance of our business, and Cvent believes that doing so facilitates comparisons to its historical operating results and to the results of other companies in our industry. This adjustment is reflected in Adjusted EBITDA.

Restructuring expenses. Cvent excludes this expense, which is comprised of expenses associated with severance to terminated employees of acquired entities, retention bonuses to employees retained from acquired entities, the global reduction in force that took place in May 2020 in response to the global COVID-19 pandemic, costs to discontinue use of a back-office system and closing of certain office spaces, primarily because it is not considered a part of ongoing operating results when assessing the performance of our business, and Cvent believes that doing so facilitates comparisons to its historical operating results and to the results of other companies in our industry. This adjustment is reflected in Non-GAAP Gross Profit, Non-GAAP Sales & Marketing Expenses, Non-GAAP Research & Development Expenses, Non-GAAP General & Administrative Expenses and Adjusted EBITDA.

Other items. Cvent excludes this item, which is comprised of certain expenses associated with litigation, private equity management fees, and credit facility fees, and the net of the gain from government subsidies related to the global COVID- 19 pandemic, primarily because it is not considered a part of ongoing operating results when assessing the performance of our business, and Cvent believes that doing so facilitates comparisons to its historical operating results and to the results of other companies in our industry. This adjustment is reflected in Non-GAAP Gross Profit, Non-GAAP Sales & Marketing Expenses, Non-GAAP Research & Development Expenses, Non-GAAP General & Administrative Expenses and Adjusted EBITDA.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021 AND JUNE 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021 AND AUGUST 16, 2021,

RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts

Investor Relations

April Scee, ICR

April.Scee@icrinc.com

(646) 277-1219

Media Relations

Erica Stoltenberg

estoltenberg@cvent.com

(571) 378-6240

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

(unaudited)

	September 30, 2021	December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	$115,406	$65,265
Restricted cash	103	205
Short-term investments	2,696	—
Accounts receivable, net of allowance of $3.0 million and $3.3 million, respectively	82,651	141,113
Capitalized commission, net	22,142	22,000
Prepaid expenses and other current assets	15,934	12,415

Total current assets	238,932	240,998
Property and equipment, net	16,024	21,715
Capitalized software development costs, net	113,519	124,030
Intangible assets, net	234,160	272,416
Goodwill	1,617,936	1,605,628
Operating lease-right-of-use assets	29,031	38,922
Capitalized commission, net, non-current	19,275	20,427
Deferred tax assets, non-current	1,999	2,036
Other assets, non-current, net	3,997	5,479

Total assets	$2,274,873	$2,331,651

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$4,546	$17,920
Accounts payable	2,316	4,078
Accrued expenses and other current liabilities	69,865	81,939
Fees payable to customers	30,750	16,872
Operating lease liabilities, current	11,459	15,910
Deferred revenue	226,307	207,622

Total current liabilities	345,243	344,341
Deferred tax liabilities, non-current	18,226	16,950
Long-term debt, net	750,540	753,953
Operating lease liabilities, non-current	32,036	40,317
Other liabilities, non-current	7,651	5,239

Total liabilities	1,153,696	1,160,800
Commitments and contingencies
(Note 13) Stockholders’ equity:
Common stock, $0.001 par value, 1,100,000 shares authorized at September 30, 2021, and December 31, 2020; 917,761 and 917,365 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	1	1
Additional paid-in capital	1,953,654	1,936,447
Accumulated other comprehensive loss	(2,415)	(69)
Accumulated deficit	(830,063)	(765,528)

Total stockholders’ equity	1,121,177	1,170,851

Total liabilities and stockholders’ equity	$2,274,873	$2,331,651

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$134,058	$118,507	$374,159	$383,216
Cost of revenue	50,635	39,888	140,479	134,334

Gross profit	83,423	78,619	233,680	248,882
Operating expenses:
Sales and marketing	37,161	29,004	99,069	99,543
Research and development	25,685	20,970	72,016	68,992
General and administrative	25,358	20,243	63,711	63,881
Intangible asset amortization, exclusive of amounts included in cost of revenue	12,757	13,491	38,721	40,416

Total operating expenses	100,961	83,708	273,517	272,832
Loss from operations	(17,538)	(5,089)	(39,837)	(23,950)
Interest expense	(7,546)	(8,151)	(22,717)	(27,695)
Amortization of deferred financing costs and debt discount	(938)	(948)	(2,823)	(2,852)
Loss on divestitures, net	—	—	—	(9,634)
Other income, net	1,864	461	6,135	1,919

Loss before income taxes	(24,158)	(13,727)	(59,242)	(62,212)
Provision for income taxes	1,968	648	5,294	4,870

Net loss	(26,126)	(14,375)	(64,536)	(67,082)

Other comprehensive loss:
Foreign currency translation gain/(loss)	(2,002)	2,207	(2,314)	(1,504)
Comprehensive loss	$(28,128)	$(12,168)	$(66,850)	$(68,586)

Basic and Diluted net loss per common share	$(27.93)	$(15,67)	$(69.87)	$(73.15)

Basic and Diluted weighted-average common shares outstanding	935,522	917,085	923,626	917,082

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data)

(unaudited)

	Nine Months Ended September 30,
	2021	2020
Operating activities:
Net loss	$(64,536)	$(67,082)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	93,142	96,217
Amortization of the right-of-use assets	6,817	8,063
Allowance for expected credit losses, net	5.549	663
Amortization of deferred financing costs and debt discount	2,823	2,852
Amortization of capitalized commission	21,568	22,117
Unrealized foreign currency transaction gain	19	87
Stock-based compensation	16,811	14,557
Loss on divestiture	—	9,634
Change in deferred taxes	1,313	1,228
Change in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	52,611	32,395
Prepaid expenses and other assets	(6,064)	481
Capitalized commission, net	(26,706)	(22,894)
Accounts payable, accrued expenses and other liabilities	8,999	(18,275)
Operating lease liability	(9,666)	(7,066)
Deferred revenue	18,878	(19,147)

Net cash provided by operating activities	121,558	53,830
Investing activities:
Purchase of property and equipment	(2,768)	(1,298)
Capitalized software development costs	(30,272)	(32,425)
Purchase of short-term investments	(31,435)	(26,914)
Maturities of short-term investments	28,739	26,268
Proceeds from divestiture	122	500
Acquisitions, net of cash acquired	(14,769)	(1,400)

Net cash used in investing activities	(50,383)	(35,269)
Financing activities:
Principal repayments on first lien term loan	(5,951)	(5,951)
Principal repayments of revolving credit facility	(13,400)	(26,100)
Proceeds from revolving credit facility	—	40,000
Proceeds from exercise of stock options	522	5
Repurchase of stock	(57)	—

Net cash provided by financing activities	(18,886)	7,954
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(2,250)	(1,471)

Change in cash, cash equivalents, and restricted cash	50,039	25,044
Cash, cash equivalents, and restricted cash, beginning of period	65,470	72,721

Cash, cash equivalents, and restricted cash, end of period	115,509	97,765

Supplemental cash flow information:
Interest paid	22,721	27,682
Income taxes paid	4,655	4,564
Supplemental disclosure of non-cash investing and financing activities:
Outstanding payments for purchase of property and equipment at period end	331	462
Outstanding payments for capitalized software development costs at period end	513	322

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share amounts and share counts)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Non-GAAP Gross Profit:
Gross profit	$83,423	$78,619	$233,680	$248,882
Adjustments
Depreciation	759	1,338	2,771	4,280
Amortization of software development costs	15,508	15,154	45,737	43,533
Intangible asset amortization	—	111	180	326
Stock-based compensation expense	456	157	950	466
Restructuring expense	9	(98)	11	1,240
Cost related to acquisitions	11	1	11	19
Other items	—	—	(994)	41

Non-GAAP gross profit	$100,166	$95,282	$282,346	$298,787

Gross Margin:
Revenue	$134,058	$118,507	$374,159	$383,216
Gross margin	62.2%	66.3%	62.5%	64.9%
Non-GAAP gross margin	74.7%	80.4%	75.5%	78.0%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Non-GAAP Sales & Marketing Expenses:
Sales & marketing	$37,161	$29,004	$99,069	$99,543
Adjustments
Depreciation	(283)	(636)	(1,132)	(2,080)
Stock-based compensation expense	(2,578)	(1,397)	(5,371)	(4,162)
Restructuring expense	(41)	107	(72)	(830)
Cost related to acquisitions	(52)	(40)	(117)	(194)
Other items	1	(151)	380	(151)

Non-GAAP sales & marketing expenses	$34,208	$26,887	$92,757	$92,126

Sales & Marketing Expenses as a Percent of Revenue:
Revenue	$134,058	$118,507	$374,159	$383,216
Sales & marketing expenses	27.7%	24.5%	26.5%	26.0%
Non-GAAP sales & marketing expenses	25.5%	22.7%	24.8%	24.0%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Non-GAAP Research & Development Expenses:
Research & development	$25,685	$20,970	$72,016	$68,992
Adjustments
Depreciation	(409)	(714)	(1,431)	(2,163)
Stock-based compensation expense	(2,183)	(1,125)	(4,321)	(3,377)
Restructuring expense	(52)	30	(67)	(832)
Cost related to acquisitions	—	(18)	(9)	(234)
Other items	—	—	3,366	—

Non-GAAP Research & development expenses	$23,041	$19,143	$69,554	$62,386

Research & Development Expenses as a Percent of Revenue:
Revenue	$134,058	$118,507	$374,159	$383,216
Research & development expenses	19.2%	17.7%	19.2%	18.0%
Non-GAAP research & development expenses	17.2%	16.2%	18.6%	16.3%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Non-GAAP General & Administrative Expenses:
General & administrative	$25,359	$20,243	$63,711	$63,881
Adjustments
Depreciation	(1,041)	(1,010)	(3,143)	(3,443)
Stock-based compensation expense	(3,170)	(2,200)	(6,169)	(6,552)
Restructuring expense	(1,109)	(2,868)	(1,627)	(3,666)
Cost related to acquisitions	4	(54)	(1,107)	(342)
Other items	(548)	(1,013)	(2,485)	(4,251)

Non-GAAP general & administrative expenses	$19,495	$13,098	$49,180	$45,627

General & Administrative Expenses as a Percent of Revenue:
Revenue	$134,058	$118,507	$374,159	$383,216
General & administrative expenses	18.9%	17.1%	17.0%	16.7%
Non-GAAP general & administrative expenses	14.5%	11.1%	13.1%	11.9%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Adjusted EBITDA:
Net loss	$(26,126)	$(14,375)	$(64,536)	$(67,082)
Adjustments
Interest expense	7,546	8,151	22,717	27,695
Amortization of deferred financing costs and debt discount	938	948	2,823	2,852
Loss on divestitures, net	—	—	—	9,634
Other income, net	(1,864)	(461)	(6,135)	(1,919)
Provision for income taxes	1,968	648	5,294	4,870
Depreciation	2,493	3,698	8,478	11,966
Amortization of software development costs	15,508	15,266	45,917	43,860
Intangible asset amortization	12,757	13,491	38,721	40,416
Stock-based compensation expense	8,387	4,879	16,811	14,557
Restructuring expense	1,212	2,634	1,777	6,568
Cost related to acquisitions	60	112	1,245	788
Other items	544	1,162	(2,256)	4,441

Adjusted EBITDA	$23,423	$36,153	$70,856	$98,646

Adjusted EBITDA Margin:
Revenue	$134,058	$118,507	$374,159	$383,216
Net loss margin	(19.5)%	(12.1)%	(17.2)%	(17.5)%
Adjusted EBITDA margin	17.5%	30.5%	18.9%	25.7%